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Screamin' Trees Farm

Rutland, VT 05701
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $50,000 invested.
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THE PITCH
Screamin' Trees Farm is seeking investment to start an artisanal craft cannabis farm.
Generating RevenueRenovating LocationFirst LocationAdding A Location
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INVESTOR PERKS

Screamin' Trees Farm is offering perks to investors. You earn perks based on your total investment amount in this business.

A Day At The Farm Invest $2,500 or more to qualify. 25 of 25 remaining

I love to share my passion & knowledge! I love to educate & inform! For all those who take advantage of this perk... Get a 4hr Visit To The Farm.

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OUR PLAN

Screamin' Trees Farm (STF) will cultivate & process small-batch, craft cannabis flower & pre-rolls for the wholesale marketplace, with "Beyond Top Shelf" quality standards.

Perpetual monthly harvest and process small-batch, hydroponic craft cannabis flower.
Yearly harvest and process greenhouse grown flower for pre-roll production.
We will package cured flower no more than two days before delivery to consistently reflect quality standards.
We will manufacture pre-rolls biweekly to ensure quality standards.
STF will offer superior customer service and sales policies.
STF strives for the highest quality standard at every level of operations and interactions.
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DECK
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OPERATIONS

We plan to take the following two-phase approach to launching our farm set up:

Phase one (operational by 9/1/2022):
(1) 30′x60′ climate controlled, light deprivation greenhouse, hydroponic vegetative cycle.
(1) 30′x120′ climate controlled light deprivation greenhouse, hydroponic flower cycle.
Ground to air heat transfer (GAHT) systems for each greenhouse.
(1) Climate controlled Barn/Headhouse Structure (trimming, cloning, office, break room, bathroom, secure storage space, and commercial cleaning space).
Phase two (operational by 4/1/2023):
(3) 30ft x 200ft High tunnel greenhouses w/irrigation for outdoor seasonal harvest.
This setup will facilitate: -monthly harvests of 35-45lb hydroponic grown flower -yearly harvest of 450-500lb greenhouse grown flower
STF will use complete climate controls and light deprivation, along with innovative resource reclamation and recycling of reservoir wastewater for use in field irrigation and RO units. STF will utilize a North/South facing greenhouse design to maximize sun exposure

03/2022

Property purchase. Phase 1 equipment purchase & construction. Launch marketing campaign. Begin employment interview processes. Begin appropriate registration & licensing processes with attorney.

09/2022

Climate Control cultivation operations begin. Phase 2 ordering & construction. Field prep & inoculation.

04/2023

Cured flower & pre-roll monthly sales begin. Yearly greenhouse cultivation begins. Market research for potential "Nursery" client base.

10/2023

First Greenhouse harvest. Begin large quantity pre-roll production.

01/2024

Facility expansion to include nursery & canopy coverage, as well as vertical market integration. Explore renewable energy options (solar, wind, biofuel) & implement said options.

12/24

$2.07m in revenue per yr by 2024 (does not incl. expansion)

12/2026

$3.44m in revenue per year by 2026 (does not incl. expansion)

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PARTNERS

STF is currently affiliated with multiple individuals planning to open retail shops. These potential retailers want to be a part of the exclusively small number of shops that STF will supply with artisan-cured flower and pre-rolls.

Jeff has already cultivated a reputation of expertise, passion, and high quality for cured flower through his cannabis consultancy business. He has developed longstanding relationships with these individuals, which will serve to strengthen key industry stakeholder affiliations
Jeff has started a "pre-market" launch by giving away pre-rolls with business cards to begin acclimating potential consumers with STF products. As well as an ever deepening client base through his consulting agency, who are already familiar with his level of quality, expertise & passion
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COMPETITION

The only definitive competitors are the existing 5 medicinal dispensaries. We anticipate current hemp farmers and black-market growers will enter the legal marijuana industry as cultivators and processors. There will inevitably be competition.

STF's market advantage comes from a higher level of quality & industry knowledge, along with expertise and passion in both the scientific and practical aspects of medicinal and recreational cannabis.
This combined with extensive managerial & logistics experience will insure the success of Screamin' Trees Farm. Enabling STF to "Set The Bar" for quality expected in the local cannabis industry.
THE TEAM
Jeffrey Bugay
Owner, Head Cultivator, General Manager
Career History:

• Owner, Master Cultivator, Home Grown Vermont Professionals LLC (05/2018 - present)

- Cannabis Consulting, Master cultivation & processing services o Head cultivator & processor, Bookkeeping, Sales & Advertising rep, registered agent, all business interactions and needs.

o 11years experience, 135 indoor grow cycles, 27 outdoor grow cycles

o Deep scientific & practical cannabis cultivation & processing knowledge

• Executive Chef - 20 yr experience

o Culinary research and implementation, kitchen design and work flow engineering, Payroll, profit and loss, scheduling, ordering, quality control as well as main interviewer and disciplinary agent

• Service Disabled Veteran (04/1996 – 05/1998) - Electronics Technician, Petty Officer 3rd Class, USS Oklahoma City SSN 723 Nuclear Fast Attack Submarine

- Medical discharge with Honorable classification, due to Epilepsy

Biography

Born and raised in Manchester, NH, Jeff started working for his father's roofing business at the tender age of eight, lugging half-bundles of shingles and working on the clean-up crew. When he was old enough, he followed his true passion, cooking. Jeff started as a dishwasher in an Italian restaurant and nagged the head chef every day until he taught him how to cook. By sixteen, Jeff was the lead line cook, displaying all the characteristics of a leader.

At eighteen, after the birth of an unplanned child, Jeff joined the U.S. Navy. He saw military service as a way to gain "real world" experience, take care of his new family, and create a future for himself. Excelling with academics in boot camp earned him one of two spots (out of 180 sailors) for submarine duty. After boot camp and submarine school, Jeff transferred to Portsmouth Naval Shipyard, NH, where he excelled at qualifications and quickly earned a strong reputation. However, Jeff started having allergic reactions to an unknown substance, began having partial seizures shortly after, and was honorably discharged after 25 months of active duty. Jeff returned to his true passion... cuisine, working from Line Cook to Sous Chef within 1 year, and on to Executive Chef by the age of 23yr.

With sixteen years experience creating and implementing recipes, operating kitchens and designing layouts at multiple venues throughout New England, his reputation precedes him in various restaurant communities. His experience encompasses fried seafood shacks to 5 star, 7 course, sea-side weddings for 1000 people and all the management experience that comes along with it. After sixteen years of work as an executive chef, having partial & random Tonic-Clonic seizures throughout, Jeff's epilepsy escalated to an unsafe level, for him and those around him, and he was forced to stepped down from his prestigious position. He stepped down to Sous Chef and then to line cook. Eventually, he had to stop work altogether and seek disability through social security and the VA due to his increasingly severe epilepsy.

After years of doctors experimenting with multiple drugs to control his epilepsy, Jeff decided it was his turn to try an alternative approach. He had previously experimented with THC cannabis as a treatment for seizures, with much success. Once quality CBD entered the marketplace, and after much experimentation with CBD and THC combinations and dosages, Jeff finally found a way to end his prescription nightmare of 84 pills per week (over 1 million milligrams of anti-convulsant per year). With a combination of CBD and THC, Jeff was able to go completely Rx drug-free in 2018 and now has the best control of his epilepsy possible. He has not had a full-body convulsive seizure since 2012 and can now suppress partial seizure activity within two to three minutes, which eliminates all seizure activity.

Jeff started Home Grown Vermont Proffessionals LLC, a cannabis consulting service for growers and smokers, in May 2018. He is now considered a master cultivator, as well as an experimentalist, with over 11 years of "perpetual-style" craft cannabis cultivation experience, with seven years exclusively for personal medicinal alternatives for epilepsy. After 135+ indoor grow cycles and over 25 outdoor cycles, his focus has been to consistently produce the highest quality, cleanest, and most potent medical-grade craft cannabis cured flower.

With his level of master cultivation and craftsmanship, STF will deliver the highest quality in the local market (conceivably the US), offering a more flavorful, more potent, and more effective medicinal and recreational product, along with superior customer service protocols and standards.

Jeff's undeniable passion, deep connection to cannabis, and knowledge are well-known. Dubbed "Dr. Green", "The Cannabis Wizard" and "Sensei" by clients and colleagues, Jeff's deep expertise has been sought out by local and state venues as a speaker on medical, cultivating, and processing topics. He has been interviewed by The New Yorker and The Mountain Times and has done multiple meet and greet venues as well as beginner grower workshops. He is currently pursuing becoming a member of the local farmers' markets, and is currently an active member of the Vermont Growers association, VT home growers, Green MT Growers, 802 grow crew, Vermont Cannabis talk and garden, New England Cannabis growers group, Hemp Kings and reaches an average of 3k+ fellow enthusiasts with every social media post. All with the intent to spread cultivation and medicinal knowledge as well as promote all the amazing uses for cannabis.

Jeff has been approached by Dank Yankee in New York for beginner and advanced grower workshops in Saratoga Springs, as well as local veteran radio DJ, Jim Knight of Rock 101 The One, with a proposal to start a weekly "Cannabis Talk Show" via podcast and local broadcast venues, Jim has been a client of Home Grown VT Pros since 2018. His passion and attention to detail come second to none and demand recognition at any venue. He is also notorious for free consultations and handing out free samples of cured flower and prerolls. A "pre-market strike" if you will. His thought is to get people associated with him, his level of quality and expertise, as well as future products that will be on the shelf someday. Consumers are more apt to purchase a familiar product, especially a high quality, effective one.

Jeffs love for cannabis is only surpassed by the love for his children, 1 son(26yr) and 2 daughters(12yr & 15yr), he enjoys spending time with them in the outdoors hiking, camping, fishing and skiing. He also enjoys the arts, music and partaking in inspirationally creative activities. He also practices daily meditation and self affirmation techniques to improve his quality of life, as well as his childrens.

Wesley Tipton
Lead Cultivator, Sales, Management

Wes' journey into medicinal cannabis has not always been a linear one, though helping people with thoughtfully grown and processed cannabis products has always been his goal. From Colorado to California and now on to Vermont, Wes has spent countless hours perfecting his craft through the experience and knowledge of various mentors, as well as intensive independent study of indoor and outdoor cannabis cultivation techniques. Having over 10 years of experience in supply chain management and business development, Wes brings a no-nonsense approach to business development and marketing to the STF team.

While Wes is a Tennessean by birth, he is a Vermonter by choice. He, his wife Olivia, and their two dogs moved to Rutland, Vermont in 2019, seeking the solace of the Green Mountains and a place to call their forever home. In addition to a full-time cannabis cultivator, Wes is an avid mountain biker, snowboarder, and live music enthusiast.

Wesley's passion for medicinal cannabis began in his late teens as an all natural remedy for pain management and as an appetite stimulant. Having type 1 juvenile diabetes, he had an extreme lack of appetite and chronic body aches, cannabis served as the perfect natural remedy for both. He became very intrigued in the medical values contained in cannabis and it "lit the fire" within him.

Wesley's initial introduction to cannabis cultivation was through an industry professional in Sedalia, Colorado, who took Wes under his wing and began teaching him the nuances and details of greenhouse cultivation & processing. After several grow seasons and an absolute abundance of knowledge, he moved forward with his new found passion.

Shortly after moving to VT, Wes contacted Jeff @HgvtPro to schedule a growers consultation. After meeting Wesley and experiencing his undeniable passion, drive and level of experience, Jeff accepted Wes' proposal to mentor him in the realm of indoor, climate controlled cultivation. Wes has gained a vast amount of knowledge over the years, for greenhouse and indoor cultivation alike. He is now "a force to be reckoned with" in the cannabis industry

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operational costs $256,620
Mainvest Compensation $16,380
Total $273,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$562,500	$2,075,625	$2,789,016	$3,444,216	$3,838,615
Cost of Goods Sold	$140,625	$518,906	$697,254	$861,054	$959,654
Gross Profit	$421,875	$1,556,719	$2,091,762	$2,583,162	$2,878,961

EXPENSES

Utilities	$48,000	$55,200	$63,480	$73,002	$83,952
Salaries	$210,000	$264,000	$330,000	$412,500	$515,625
Insurance	$9,600	$10,080	$10,584	$11,113	$11,669
Legal & Professional Fees	$15,000	$15,375	$15,759	$16,152	$16,555
Property finance payment	$18,000	$18,900	$19,845	$20,837	$21,879
bank fees	$600	$630	$662	$695	$729
Travel	$3,600	$4,140	$4,761	$5,475	$6,296
office supplies	$2,400	$2,760	$3,174	$3,650	$4,198
Marketing	$6,000	$6,900	$7,935	$9,125	$10,494
Security & Tracking	$6,000	$6,000	$6,000	$6,000	$6,000
Operating Profit	$102,675	$1,172,734	$1,629,562	$2,024,613	$2,201,564

This information is provided by Screamin' Trees Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

STF Business Plan V5 (2).pdf

Investment Round Status

Target Raise $273,000

Maximum Raise $935,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Legal Business Name Screamin' Trees Farm LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.75×

Investment Multiple 1.6×

Business's Revenue Share 4%-13.7%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2029

Financial Condition

No operating history

Screamin' Trees Farm was established in November 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Screamin' Trees Farm's fundraising. However, Screamin' Trees Farm may require additional funds from alternate sources.

Forecasted milestones

Screamin' Trees Farm forecasts the following milestones:

03/2022 - Property purchase. Phase 1 equipment purchase & construction. Launch marketing campaign. Begin employment interview processes. Begin appropriate registration & licensing processes with attorney

09/2022 - Climate Control cultivation operations begin. Phase 2 ordering & construction. Field prep & inoculation

04/2023 - Cured flower monthly sales begin. Yearly greenhouse cultivation begins. Market research for potential "Nursery" client base

10/2023 – First Greenhouse harvest. Begin large quantity pre-roll production

01/2024 – Facility expansion to include nursery & canopy coverage(greenhouse expansion), as well as vertical market integration(retail). Explore renewable energy options (solar, wind, biofuel) & implement to become 100% renewable energy by 2026

$2.07 million in revenue per yr by 2024

$3.44 million in revenue per year by 2026

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Screamin' Trees Farm to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Screamin' Trees Farm operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Screamin' Trees Farm competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Screamin' Trees Farm's core business or the inability to compete successfully against the with other competitors could negatively affect Screamin' Trees Farm's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Screamin' Trees Farm's management or vote on and/or influence any managerial decisions regarding Screamin' Trees Farm. Furthermore, if the founders or other key personnel of Screamin' Trees Farm were to leave Screamin' Trees Farm or become unable to work, Screamin' Trees Farm (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Screamin' Trees Farm and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Screamin' Trees Farm is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Screamin' Trees Farm might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Screamin' Trees Farm is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Screamin' Trees Farm

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Screamin' Trees Farm's financial performance or ability to continue to operate. In the event Screamin' Trees Farm ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Screamin' Trees Farm nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Screamin' Trees Farm will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Screamin' Trees Farm is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Screamin' Trees Farm will carry some insurance, Screamin' Trees Farm may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Screamin' Trees Farm could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Screamin' Trees Farm's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Screamin' Trees Farm's management will coincide: you both want Screamin' Trees Farm to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Screamin' Trees Farm to act conservative to make sure they are best equipped to repay the Note obligations, while Screamin' Trees Farm might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Screamin' Trees Farm needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Screamin' Trees Farm or management), which is responsible for monitoring Screamin' Trees Farm's compliance with the law. Screamin' Trees Farm will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Screamin' Trees Farm is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Screamin' Trees Farm fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Screamin' Trees Farm, and the revenue of Screamin' Trees Farm can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Screamin' Trees Farm to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Screamin' Trees Farm. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Screamin' Trees Farm isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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